UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Barclays BK PLC ETF IPATH S&P500 DYNAM

(Name of Issuer)

Common Stock

(Title of Class of Securities)

06741L609

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	13G	Page 2 of 5 Pages

1	Names of reporting persons I.R.S. Identification Nos. Of Above Persons (entities Only) Fifth Third Bancorp. IRS Identification Number 31-0854434
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Ohio
Number of shares beneficially owned by each reporting person with	5	Sole voting power 56,220
	6	Shared voting power 0
	7	Sole dispositive power 49,457
	8	Shared dispositive power 6,763
9	Aggregate amount beneficially owned by each reporting person 56,220
10	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 1.98%
12	Type of reporting person (see instructions) HC

CUSIP NO.	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Barclays	BK PLC ETF IPATH S&P500 DYNAM

(b)	Address of Issuer’s Principal Executive Offices:

Barclays

2 Churchill Place

London E14 5RB, United Kingdom 0845 755 5555

Item 2.

(a)	Name of Person Filing:

Fifth	Third Bancorp.

(b)	Address of Principal Business Office, or if None, Residence:

Fifth	Third Center, Cincinnati, Ohio 45263

(c)	Citizenship:

Ohio

(d)	Title of Class of Securities:

Mutual Fund Holdings

(e)	CUSIP Number:

06741L609

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☒ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the
Investment	Company Act of 1940 (15 U.S.C. 80a-3); or

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP NO.	13G	Page 4 of 5 Pages

Item 4.	Ownership.

a. Amount beneficially owned: b. Percent of class	56,220 1.98%
c. Number of shares as to which such person has:
a. Sole power to vote or to direct the vote:	56,220
b. Shared power to vote or to direct the vote:	0
c. Sole power to dispose or to direct the disposition of:	49,457
d. Shared power to dispose or to direct the disposition of:	6,763

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: X

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

  All of the securities are beneficially held by Fifth Third Bank, a subsidiary of Fifth Third Bancorp, in Fifth Third Bank’s   fiduciary capacity, on behalf of other clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Subsidiary	Item 3 Classification
Fifth Third Bank	Bank

Item 8.	Identification and Classification of Members of the Group.

  Not applicable.

Item 9.	Notice of Dissolution of Group.

  Not applicable.

Item 10.	Certifications.

  Not applicable.

CUSIP NO.	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012
FIFTH THIRD BANCORP

/s/ Richard W. Holmes, Jr.
By: Richard W. Holmes Jr.
Its: Counsel